Exhibit 99.1

Li Auto Inc. Announces Results of Annual General Meeting

Beijing, China, May 17, 2022 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that each of the proposed resolutions submitted for shareholders’ approval (the “Proposed Resolutions”) as set forth in the notice of annual general meeting dated April 12, 2022 (the “AGM Notice”) has been adopted at its annual general meeting of shareholders held in Beijing, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that Mr. Zheng Fan, Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao are re-elected as directors of the Company, and that the directors of the Company are granted a general mandate to issue, allot, and deal with additional Class A ordinary shares or equivalents and a general mandate to repurchase the Company’s own shares, respectively, on the terms and in the periods as set out in the AGM Notice.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is to create homes on the move that bring happiness to the entire family (“创造移动的家，创造幸福的家”). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and refined products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. Its first model, Li ONE, is a six-seat, large premium smart electric SUV. The Company started volume production of Li ONE in November 2019 and released the 2021 Li ONE in May 2021. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company will expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com